UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Box Ships Inc. (the “Company”) dated May 19, 2011: Box Ships Inc. Takes Delivery of its Fourth and Fifth Containership.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Date: May 19, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

Box Ships Inc.

BOX SHIPS INC. TAKES DELIVERY OF ITS FOURTH AND FIFTH CONTAINERSHIP

ATHENS, Greece, May 19, 2011 – Box Ships Inc., (NYSE: TEU), or the Company, a global shipping company specializing in the transportation of containers, announced today that it has taken delivery of the MSC Siena, a 4,546 TEU container vessel built in 2006, from an unaffiliated third party and the CMA CGM Kingfish, a 5,095 TEU container vessel built in 2007 from Paragon Shipping.

The MSC Siena has a fixed rate period time charter term expiring in January 2014 with Maersk at a gross daily charter rate of $28,000, (with charterer option for four successive one year periods at the same gross hire rate).  The CMA CGM Kingfish has a fixed rate period time charter term expiring in April 2014 (with the charterer option of plus/minus 45 days) with CMA CGM at a gross daily charter rate of $23,000.

The MSC Siena and the CMA CGM Kingfish are the fourth and fifth vessels of the six vessels comprising the Company’s initial fleet, as identified prior to its Initial Public Offering. The sixth remaining vessel is expected to be delivered by May 31st, 2011 expanding the Company’s fleet to a total of six containerships with a TEU weighted-average age of 2.5 years, a total capacity of 28,177 TEUs and a weighted-average remaining charter duration of 35.3 months.

Commenting on the recent events, Michael Bodouroglou, Chairman, President and CEO of the Company stated “We are pleased that we were able to work to take delivery of five of the six vessels in our initial fleet well in advance of our original timetable, which will have a positive effect on our cash flow for the second quarter of 2011.  Our policy is to pay a quarterly dividend to our shareholders supported by our investment in young containership vessels with fixed employment that we expect will generate consistent cash flows and high utilization rates.”

About Box Ships Inc.

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company’s current fleet consists of five containerships with a total carrying capacity of 23,082 TEU’s with an agreement to acquire an additional containership that will increase the total capacity to 28,177 TEU’s with a weighted-average age of 2.5 years. The company's shares trade on the New York Stock Exchange under the symbol "TEU."

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Investor Relations / Media

Capital Link, Inc.

Paul Lampoutis

230 Park Avenue

Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: boxships@capitallink.com